Mail Stop 4561

December 18, 2006

Mr. George A. Schaefer, Jr.
Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

Re: Fifth Third Bancorp
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-08076

Dear Mr. Schaefer:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only the issues raised in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2006

We note your Form 8-K filed on November 20, 2006 in which you disclose that you will sell approximately $11.5 billion of available-for-sale securities. We also note your Form 10-Q filed on November 2, 2006 in which you disclose that you have the intent and ability to hold available-for-sale securities with unrealized losses to the earlier of the recovery of the losses or maturity. We have the following comments:

1. Please provide us a timeline of the facts and circumstances related to your decision to sell approximately $11.5 billion of your available-for-sale securities. Please include all important meetings and explain the actions taken during the decision making process. Please provide us the applicable presentations and minutes of all applicable board of directors meetings, asset and liability

committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed.

2. Please tell us in detail how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of September 30, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of the recovery of the losses or maturity.

3. Please tell us why you did not disclose any information regarding the sale of your available-for-sale securities in your Form 10-Q filed on November 2, 2006.

4. Please tell us the significant events that occurred subsequent to November 2, 2006 which changed your intentions to hold the available-for-sale securities in an unrealized loss position to the earlier of recovery of losses or maturity.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,

Don Walker
Senior Assistant Chief
Accountant